SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25
                                Amendment No. 1

                           Notification of Late Filing

                                                Commission File Number 000-25496
(Check one)

| X | Form 10-K and Form 10-KSB        |  | Form 11-K
|  | Form 20-F      |  | Form 10-Q and Form 10-QSB      |  | Form N-SAR

         For the period ended December 31, 2000

|  |  Transition Report on Form 10-K and Form 10-KSB
|  |  Transition Report on Form 20-F
|  |  Transition Report on Form 11-K
|  |  Transition Report on Form 10-Q and Form 10-QSB
|  |  Transition Report on Form N-SAR

         For the transition period ended ____________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the  notification  relates to a portion of the filing checked above,
identify      the      item(s)      to     which      notification      relates:
__________________________________

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:   HISPANIC TELEVISION NETWORKS, INC.

Former name if applicable:

Address of principal
executive office:          6125 Airport Freeway., Suite 200

City, State and Zip Code:  Fort Worth, Texas 76117

                                     PART II

                             RULE 12b-25(b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)


         |X| (a) The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;


         |X| (b) The subject annual report, semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and


         | | (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III

                                    NARRATIVE


         State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)


         The Registrant's annual report on Form 10-KSB could not be filed within the prescribed time period because the Registrant's Chief Financial Officer resigned on or about March 20, 2001. After such resignation, the Registrant appointed an interim Chief Financial Officer. However, the person who was appointed as such will not have had an opportunity to discharge properly his legal and fiduciary duties with respect to the annual report by the prescribed filing date therefor, due to the timing of his appointment.

                                     PART IV

                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

             Steve Mortonson.                 (817)                    222-1234
              ----------------           ---------------------------------------
               (Name)                       (Area Code)   (telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                |X| YES  |  | No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                              |X | YES |  | No

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Explanation:
         -----------

There are significant changes in results of operations from December 31, 2000 compared to fiscal year ended December 31, 1999 as follows:

                                        2000            1999
                                        --------------------

                Revenues                $ 620,955       $ 278,186

                Estimated expenses     24,500,000       3,565,863

                Est. other expenses     3,883,839          45,716

                Estimated net loss    $27,725,000      $3,333,393

The significant increase in expenses from year ended 2000 compared to 1999 occurred in almost every expense category. The pursuit of aggressive growth, the cost associated with starting the Hispanio Television Network, caused costs to swell.

Management anticipates that the company's independent auditors will qualify their opinion on the company's financial statements with a "going concern" comment. The company needs to secure financing to remain a viable entity, and the independent auditor's "going concern" opinion highlights this fact.

                       HISPANIC TELEVISION NETWORKS, INC.
                   (Name of Registrant as Specified in Charter

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date     March 30, 2001                     By /s/   Michael Fletcher
                                                   -----------------------------
                                                     Michael Fletcher
                                                     Chief Operating Officer